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                           September 27, 2023

       Octavio Romero Oropeza
       Director General
       Mexican Petroleum
       Avenida Marina Nacional No. 329
       Colonia Ver  nica Anzures
       Ciudad de M  xico, Alcald  a Miguel Hidalgo, 11300
       M  xico

                                                        Re: Mexican Petroleum
                                                            Registration
Statement on Form F-4
                                                            Filed September 20,
2023
                                                            File No. 333-274605

       Dear Octavio Romero Oropeza:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Jorge U. Juantorena